UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded Fund IV
First Trust Exchange-Traded Fund V                           File No. 812-
First Trust Exchange-Traded Fund VI
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.

     Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications and orders to:

First Trust Exchange-Traded Fund                          Eric F. Fess
First Trust Exchange-Traded Fund II                       Felice R. Foundos
First Trust Exchange-Traded Fund III                      Suzanne M. Russell
First Trust Exchange-Traded Fund IV                       Chapman and Cutler LLP
First Trust Exchange-Traded Fund V                        111 West Monroe
First Trust Exchange-Traded Fund VI                       Chicago, IL 60603
First Trust Exchange-Traded Fund VII
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL 60187
Attention:  W. Scott Jardine


         Page 1 of 30 sequentially numbered pages (including exhibits)

        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2013


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                               TABLE OF CONTENTS

SECTION                          HEADING                              PAGE

I.        INTRODUCTION....................................................3


II.       THE APPLICANTS..................................................5


III.      LEGAL ANALYSIS..................................................6


IV.       PRECEDENT IN SUPPORT OF THE APPLICATION........................17


V.        CONDITIONS.....................................................18


VI.       REQUEST FOR ORDER..............................................19


VII.      PROCEDURAL MATTERS.............................................19


VIII.     NAMES AND ADDRESSES............................................19


IX.       AUTHORIZATION AND SIGNATURES...................................22


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I. INTRODUCTION

     In this application (the "Application"), the undersigned applicants, First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded AlphaDEX(R) Fund II (each, an "Existing Trust" and collectively, the "Existing Trusts"), First Trust Advisors L.P. ("FTA" or the "Adviser"), and First Trust Portfolios L.P. (the "Distributor," and together with the Existing Trusts and FTA, the "Applicants")(1) apply for and request an order ("Order") of the United States Securities and Exchange Commission (the "Commission"), exempting certain transactions from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act pursuant to Section 12(d)(1)(J) of the 1940 Act and exempting certain transactions from Section 17(a) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act. Applicants request that the Order apply not only to the Existing Trusts and their existing series, but that the Order extend to any future series of the Existing Trusts, and any other existing or future open-end investment company registered under the 1940 Act (including existing or future series thereof) that is or may in the future be advised by FTA (or its successor-in-interest as a result of a reorganization into another jurisdiction or a change in the type of business organization) or an entity controlling, controlled by or under common control with FTA (or its successor-in-interest as a result of a reorganization into another jurisdiction or a change in the type of business organization) and that operates pursuant to the terms and conditions stated in this Application (together with the existing series of the Existing Trusts, the "Funds" and each series is a "Fund") and any existing or future Foreign Feeder Fund (as defined below).

     FTA and the Distributor have been approached by FT Portfolios Canada Co. ("FT Canada"), an affiliate of FTA and the Distributor located in Toronto, Ontario, which proposes to organize certain investment companies in Canada to be regulated by the applicable local authorities under the Canadian securities laws, but not registered in the United States ("U.S.") under the 1940 Act, and that will be advised by FTA or an entity controlling, controlled by or under common control with FTA (each such company referred to herein as a "Foreign Feeder Fund").(2) In order to provide investors in Canada with the opportunity to invest in certain of the Funds, one or more Foreign Feeder Funds would serve as a feeder into a corresponding Fund with a substantially similar investment objective and strategy in a "master-feeder" arrangement. Accordingly, the shares of the applicable Fund will be the only investment securities held by the

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(1)   All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of this Application.

(2) It is currently contemplated that FTA will serve as Portfolio Advisor (as defined below) to the Foreign Feeder Funds. To the extent an entity that is controlled, controlled by or under common control with FTA serves as Portfolio Advisor in the future, such entity will also be registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). For administrative ease, references to FTA include such an entity.


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corresponding Foreign Feeder Fund. Applicants request an exemption (a) to permit each Foreign Feeder Fund to invest in shares of its corresponding Fund and such Fund to sell shares of such Fund beyond the limits of Section 12(d)(1)(A) and
(B) of the 1940 Act, (b) permit principal underwriters and any other brokers or dealers that are registered under the Securities Exchange Act of 1934 (the "1934 Act") to sell shares of any Fund to a Foreign Feeder Fund in excess of the limits prescribed by subparagraphs (i) and (ii) of Section 12(d)(1)(B) of the 1940 Act and (c) to the extent requested in this Application, exempt such transactions from Section 17(a) of the 1940 Act.(3)

     FT Canada is an indirect subsidiary of First Trust Global Enterprises L.P. ("FT Global"). FT Global, FTA and the Distributor are each a limited partnership with one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation ("Charger"). Grace Partners is a limited partnership with one general partner, Charger, and a number of limited partners. Grace Partners' and Charger's primary business is investment advisory and broker-dealer services through their ownership interests. As the general partner, Charger controls FTA, FT Global, the Distributor and Grace Partners. Charger is an Illinois corporation currently controlled by James A. Bowen, the Chief Executive Officer of FTA.

     It is currently contemplated that FT Canada will act as the trustee (in such capacity, the "Trustee") and manager (in such capacity, the "Manager") of each Foreign Feeder Fund. As Trustee, FT Canada will hold title to the property of the Foreign Feeder Funds and provide all administration services in respect of the Foreign Feeder Funds except for managing and directing the investment of assets. As Manager, FT Canada will have the authority and responsibility to manage the day-to-day operations of the Foreign Feeder Funds, to appoint the portfolio advisor of the Foreign Feeder Funds and to manage the offering of the units of the Foreign Feeder Funds. In addition, FTA will act as the portfolio advisor of each Foreign Feeder Fund (in such capacity, the "Portfolio Advisor"). Operating as a portfolio manager under Canadian National Instrument 31-103 Registration Requirements and Exemptions, FTA, as the Portfolio Advisor, will provide investment management and portfolio management services to the Foreign Feeder Funds. More specifically, under a master portfolio advisory agreement, the Portfolio Advisor will be responsible for managing the investment portfolio of each Foreign Feeder Fund, including providing or arranging for the provision of investment analysis and making decisions relating to the investment of the assets of the Foreign Feeder Fund. Decisions as to the purchase and sale of portfolio securities and the execution of portfolio transactions will also be made by the Portfolio Advisor.

     Each Foreign Feeder Fund that is the subject of this Application will not offer or sell securities in the U.S. or to any "U.S. Person"(4) and its transactions with its shareholders will be consistent with the definition of

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(3)   As discussed herein, Applicants are not requesting relief from Section
      17(a) with respect to principal transactions between the Foreign Feeder Funds and the Funds that operate as exchange-traded funds.

(4) For purposes of this Application, Applicants define "U.S. Person" to include all persons enumerated in Rule 902(k) under Regulation S under the Securities Act of 1933, as amended (the "1933 Act"). As defined in Rule 902(k), the term "U.S. Person" includes, among others, (i) any natural person resident in the U.S., (ii) any partnership or corporation organized or incorporated under the laws of the U.S., (iii) any estate of which any


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"offshore transactions" in Regulation S under the 1933 Act ("Regulation S").
Applicants currently expect that the Foreign Feeder Funds will either not have a "principal underwriter" (as defined in Section 2(a)(29) of the 1940 Act) or, if a Foreign Feeder Fund has a principal underwriter, that such principal underwriter will not be a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer.

     As discussed more fully below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In this regard, Applicants believe that the Foreign Feeder Funds structure described in this Application does not raise the concerns underlying
Section 12(d)(1) of the 1940 Act, and note, in particular, that such structure
(i) will operate in a manner that is largely consistent with the representations set forth in the Dechert Letter (as defined below), in which the Commission granted no-action relief from Sections 12(d)(1)(A)(ii) and (iii) of the 1940 Act, (ii) will meet all the requirements of Section 12(d)(1)(E) of the 1940 Act except that it is not expected to comply with Section 12(d)(1)(E)(i) and compliance with Section 12(d)(1)(E)(iii) will be subject to applicable Canadian law as described below, and (iii) will provide the Commission with ample ability to exert administrative recourse and jurisdiction, in large part because FTA, a registered U.S. investment adviser, will serve as both the Portfolio Advisor (to the Foreign Feeder Funds) and the Adviser (to the Funds), and its affiliate, FT Canada, with which it is under common control, will serve as the Manager to the Foreign Feeder Funds.

     No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the 1940 Act.

II.  THE APPLICANTS

     The Existing Trusts - Each Existing Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The series of the Existing Trusts, each of which is commonly referred to as an "exchange-traded fund" or an "ETF," issue shares in large blocks referred to as "creation units" in reliance on exemptive relief previously obtained from the Commission.(5)

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      executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the U.S., (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the U.S. and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the 1933 Act, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts. In addition, as indicated in note 15, infra, and consistent with the IFIC Letter (as defined in note 15), a U.S. regulatory interest in a foreign fund would not arise simply because foreign purchasers of securities of a foreign fund subsequently relocated to the U.S.

(5) In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 29983 (Mar. 15, 2012) (notice) and 30029 (Apr. 10, 2012) (order); In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (Sept. 29, 2008) (notice) and 28468 (Oct. 27, 2008)

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Such series include both index-based as well as actively managed ETFs. Shares of such series are traded on national securities exchanges. Each Existing Trust is overseen by a board of trustees. Funds relying on the requested Order in the future may not in all cases operate as ETFs, but also may operate as traditional open-end investment companies.

     FTA - FTA is a limited partnership organized under the laws of the State of Illinois, with its principal office located in Wheaton, Illinois. It is registered as an "investment adviser" under Section 203 of the Advisers Act. FTA may retain sub-advisers to manage the assets of one or more of the Funds for which it is the investment adviser. FTA also operates as a portfolio manager in Canada under Canadian National Instrument 31-103 Registration Requirements and Exemptions.

     The Distributor - First Trust Portfolios L.P., a broker-dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority ("FINRA"), currently serves as the principal underwriter and distributor for each Fund. The Distributor distributes or will distribute shares of each Fund on an agency basis.

III. LEGAL ANALYSIS

     A. Section 12(d)(1) of the 1940 Act

     (1) General

     Section 12(d)(1) of the 1940 Act limits investments by an investment company (a "fund") in another fund. Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a fund (the "acquiring fund") and any companies controlled by such fund from purchasing or otherwise acquiring any security issued by a fund (the "acquired fund") if, immediately after the purchase or acquisition, the acquiring fund and any companies controlled by such fund own in the aggregate:
(i) more than 3% of the outstanding voting shares of the acquired fund, (ii) shares issued by the acquired fund having an aggregate value in excess of 5% of the value of the total assets of the acquiring fund, or (iii) shares (other than treasury stock of the acquiring fund) issued by all acquired funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.

     Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end fund, any principal underwriter therefor, or any broker or dealer registered under the 1934 Act from knowingly selling the shares of such fund to any acquiring fund and any companies controlled by such fund if, after the sale, (i) more than 3% of the acquired fund's outstanding voting shares would be owned by the acquiring fund or companies controlled by it or (ii) more than 10% of the acquired fund's

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      (order); In the Matter of First Trust Exchange-Traded Fund, et al.,
      Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005) (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order) (collectively, the "ETF Orders").

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outstanding voting shares would be owned by the acquiring fund and other investment companies and companies controlled by them.

     The language of Section 12(d)(1) applies to all "investment companies," including investments in Funds by offshore funds.(6) Congress was concerned that an offshore fund may, by virtue of a large ownership interest in a fund, improperly influence fund management.(7) Consequently, a Foreign Feeder Fund is prohibited from investing its assets in shares of a Fund in excess of the limits imposed by Section 12(d)(1)(A) (and a Fund is prohibited from selling its shares to a Foreign Feeder Fund in excess of such limits), absent relying on an available statutory exception or other relief. Applicants, however, are unable to rely on current statutory exemptions from the provisions of Section 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act or relevant staff no-action assurances, as described below.

     (A) The Dechert Letter

     Applicants note that in 2009, the staff of the Division of Investment Management ("Staff") granted no-action assurances that would allow a foreign investment company to acquire shares of a U.S. investment company registered under the 1940 Act in excess of the limitations of Sections 12(d)(1)(A)(ii) and
(iii) of the 1940 Act.(8) The relief was based on, among other things, representations that the foreign funds would not offer or sell their securities in the U.S. or to any U.S. Persons and that their transactions with their shareholders would be consistent with the definition of "offshore transactions" in Regulation S. As noted above, the Foreign Feeder Funds will operate in a manner consistent with these representations. However, the foreign funds in the Dechert Letter would continue to comply with Section 12(d)(1)(A)(i) and the U.S. funds would continue to comply with Section 12(d)(1)(B). Accordingly, the foreign fund could not acquire more than 3% of any U.S. fund's shares in reliance on the relief granted in the Dechert Letter. Applicants, however, expect that having a Foreign Feeder Fund serve as a feeder fund into a corresponding Fund may result in such Foreign Feeder Fund acquiring more than 3% of the outstanding voting securities of the applicable Fund. Therefore, Applicants do not anticipate that the Foreign Feeder Funds and Funds would necessarily be eligible to rely on the relief granted in the Dechert Letter.

     (2) Statutory Exceptions: Sections 12(d)(1)(E) and 12(d)(1)(G)

     Section 12(d)(1)(G) of the 1940 Act provides a statutory exception to the limitations imposed by Sections 12(d)(1)(A) and (B) for "funds of funds" within the same group of investment companies. The term "group of investment companies" is defined as "two or more registered investment companies that hold themselves

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(6)   See Investment Company Amendments Act of 1970, Pub. L. No. 91-547, ss.7,
      84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(A)).

(7) See 17 CFR Parts 239, 270, and 274, Fund of Funds Investments, Release Nos. 33-8713; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as the Foreign Feeder Funds) the full restrictions of Sections 12(d)(1)(A) and 12(d)(1)(B) apply).

(8)   See Dechert LLP (publicly available Aug. 24, 2009) (the "Dechert Letter").

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out to investors as related companies for purposes of investment and investor services." [emphasis added] Congress enacted Section 12(d)(1)(G) of the 1940 Act as part of the National Securities Markets Improvement Act of 1940 ("NSMIA") to codify certain exemptive orders that the Commission had issued permitting certain registered investment companies to purchase shares of other registered investment companies in the same family or group of funds without having to comply with the percentage limitations established in Sections 12(d)(1)(A) and
(B).(9) The pre-NSMIA orders generally were issued to a fund of funds in which the top-tier and underlying funds were related because they shared a common adviser, or because their advisers were affiliated persons within the meaning of
Section 2(a)(3)(C) of the 1940 Act.(10) Presumably, the relief was granted, in part, because as affiliated funds of funds, it is unlikely that the acquiring fund would exercise any influence over its affiliated acquired fund in a manner that would be detrimental to its affiliate.(11) Although FTA would serve as Adviser to the Funds and Portfolio Advisor to the Foreign Feeder Funds, Applicants cannot rely on Section 12(d)(1)(G) because the exception only applies, in relevant part, to acquiring investment companies that are registered open-end investment companies. Because the Foreign Feeder Funds will not be registered in the U.S., they would not be considered part of the same "group of investment companies" as the Funds and, therefore, Section 12(d)(1)(G) would not be available. Notwithstanding the foregoing, as FTA would serve as Adviser to the Funds and Portfolio Advisor to the Foreign Feeder Funds, Applicants believe that concern of undue influence over the management of an underlying Fund is not present in the proposed arrangement since the Adviser already serves as investment adviser to the underlying Funds, as described in further detail below.

     In addition to Section 12(d)(1)(G), Section 12(d)(1)(E) provides for an exception to the limitations of Sections 12(d)(1)(A) and (B) for certain "master-feeder" structures. Specifically, Section 12(d)(1)(E) states that the limitations of Section 12(d)(1) shall not apply to a security (or securities) purchased or acquired by an investment company if--

            (i) the depositor of, or principal underwriter for, such investment company is a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer;

            (ii) such security is the only investment security held by such investment company ... ; and

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(9)   See MassMutual Institutional Funds (publicly available Oct. 19, 1998) (the
      "MassMutual Letter").

(10) See the MassMutual Letter. See, e.g., Qualivest Funds, Investment Company Act Release Nos. 21874 (Apr. 5, 1996) (notice) and 21933 (May 1, 2996)
      (order); Twentieth Century Blended Portfolios, Inc., Investment Company Act Release Nos. 21813 (Mar. 11, 1996) (notice) and 21875 (Apr. 8, 1996)
      (order) (the "Twentieth Century Order"). But see Vanguard Special Tax-Advantaged Retirement Fund, Inc., Investment Company Act Release Nos. 21372 (Sept. 22, 1995) (notice) and 21426 (Oct. 18, 1995) (order)
      (underlying and top-tier funds were related based upon a common servicing agent that provided each fund with most of its corporate management, administrative, shareholder accounting and distribution services, and also provided advisory services to some of the funds).

(11)  See, e.g., the Twentieth Century Order.


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           (iii) in the event that such investment company is not a registered investment company, the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for the issuer of, the security whereby such investment company is obligated--

                (aa) either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security, and

                (bb) to refrain from substituting such security unless the Commission shall have approved such substitution in the manner provided in Section 26 [of the 1940 Act].

     Applicants intend to comply with the requirements of Section 12(d)(1)(E)(ii) and, subject to the provisions of relevant Canadian law, with the intent of the requirements of Section 12(d)(1)(E)(iii).(12) However, the Foreign Feeder Funds are not expected to have a principal underwriter that is, or that is controlled by, a registered broker or dealer (as required by Section 12(d)(1)(E)(i)). As discussed below, it is Applicants' understanding that the concerns underlying Section 12(d)(1)(E)(i) largely relate to ensuring that the Commission has administrative recourse and jurisdiction against principal underwriters of fund holding companies. In this regard, Applicants believe that the proposed structure, particularly with FTA, a registered U.S. investment adviser, serving as Adviser to the Funds and Portfolio Advisor to the Foreign Feeder Funds, and FT Canada being affiliated with the Distributor, a registered U.S. broker-dealer, coupled with various conditions described in further detail below, will provide the Commission with ample administrative recourse against the Foreign Feeder Funds, as described in further detail below.

     (3) Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

     As described above, Section 12(d)(1) generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) of the 1940 Act was enacted to prevent

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(12) Applicants have been advised that Section 2.5(6)(a) of Canadian National
     Instrument 81-102 Mutual Funds, in general terms, prohibits a Canadian mutual fund that holds securities of another mutual fund that is managed by the same manager or its affiliate or associate from voting those securities. Accordingly, a Foreign Feeder Fund would be precluded from voting shares of a Fund. However, Section 2.5(6)(b) further provides that if the manager of the Canadian mutual fund so chooses, it may arrange for all of the securities the Canadian fund holds to be voted by its beneficial holders. Section 12(d)(1)(E)(iii) limits the influence an acquiring fund may have over the acquired fund by requiring the acquiring fund to either seek instructions from its security holders to vote proxies or to mirror vote the votes of all other holders of the acquired fund. As discussed further below, Applicants believe the provisions of Canadian law that prohibit the Foreign Feeder Fund from voting but permit it to arrange for voting by its beneficial holders similarly restrict the ability of the Foreign Feeder Fund to influence through voting the corresponding Fund and thus satisfy the purposes underlying Section 12(d)(1)(E)(iii).

unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

       o   duplicative costs incurred by the acquiring fund;

       o   the complexity of such arrangements; and

       o the exercise of undue influence or control over the underlying funds;(13)

     Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act's restrictions against investment companies investing in other investment companies are not repeated."(14)

     For the reasons discussed below, Applicants believe that the public interest concerns underlying Sections 12(d)(1)(A) and (B) are not raised by their proposal and, therefore, request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (i) the Foreign Feeder Funds to acquire shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act; and
(ii) the Funds, any principal underwriter therefor, or any broker or dealer registered under the 1934 Act to sell shares of the Funds to the Foreign Feeder Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

     (a) Foreign Shareholders--No Regulatory Interest or Expectation of
Protection

     In granting the Dechert Letter, the Commission recognized that the concerns of duplicative fees and unnecessary complexity underlying Section 12(d)(1) involve harm to an acquiring fund and its shareholders and agreed that the Commission does not have a significant regulatory interest in protecting the foreign acquiring funds and their shareholders. The same is true in the present case. As the Foreign Feeder Funds will not offer or sell their shares to U.S. Persons (as previously described herein and as reflected in Condition 4) and the Foreign Feeder Funds' transactions with their shareholders will be consistent with the definition of "offshore transactions" in Regulation S, Applicants believe that the Commission should have no significant regulatory interest in

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(13) See Report of the Securities and Exchange Commission on the Public Policy
     Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324, at 312 (1966).

(14) H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

enforcing provisions which will provide protection for the foreign shareholders.(15)


     Applicants further believe that non-U.S. Persons investing in the Foreign Feeder Funds have no expectation of protection from the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund's assets invested in other investment companies would be governed by the laws of their country of residence, not the U.S. If the Canadian government or a Canadian regulator is concerned about the potential duplication of costs and the complexity of fund of funds structures, it is free to adopt its own limit on the Foreign Feeder Funds' investments in other investment companies to the extent it deems necessary for the protection of its resident investors.

     (b) No Undue Influence

     Applicants submit that the proposed structure will not result in the exercise of undue influence by a Foreign Feeder Fund or its affiliated persons over the Funds. The concern does not arise in the context of an affiliated fund of funds as reflected in the enactment of Section 12(d)(1)(G) of the 1940 Act. In this regard, FTA serves as Portfolio Advisor to the Foreign Feeder Fund and as Adviser to the Funds. As such, FTA will owe a fiduciary duty to both its clients -- the Foreign Feeder Funds and the Funds -- and their respective shareholders. There is no basis for concern that FTA would exercise undue influence over the management of the Funds or otherwise disrupt the operations of the Funds, since it already serves as Adviser to the Funds. If FTA, as the Adviser, wished to change the investment strategy of a Fund, it could do so directly, subject to any applicable board or shareholder approval requirements, rather than through its role as Portfolio Advisor to the Foreign Feeder Funds. Applicants further note that FTA Canada, the Manager and Trustee of the Foreign Feeder Funds, and FTA, the Adviser of the Funds and Portfolio Advisor of the Foreign Feeder Funds, are under common control and share certain management personnel. In this regard, the Chief Executive Officer and Chairman of the Board of FT Canada is also currently a Managing Director of FTA, and the person serving as Chief Operating Officer and Chief Financial Officer of FTA currently also serves as a Director of FT Canada. Given the foregoing ties, Applicants

--------
(15) See the Dechert Letter. Applicants recognize that over time a Foreign Feeder Fund could have shareholders that are U.S. Persons due to shareholders relocating to the U.S. Applicants believe, and the Staff has previously stated, that a U.S. regulatory interest in a foreign fund does not arise simply because foreign fund shareholders subsequently relocate to the U.S. In this regard, the Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (See Investment Funds Institute of Canada (publicly available Mar. 4, 1996) ("IFIC Letter")). The Staff stated in the IFIC Letter that "[t]he legislative history of [the Investment Company Act] indicates that, despite
     Section 7(d), Congress anticipated that there would be some 'leakage' of foreign fund securities into the United States. This legislative history appears to support the view that a valid U.S. regulatory interest in a foreign fund would not arise simply because foreign purchasers of securities of a foreign fund subsequently relocate to the United States. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company's securityholders that occur outside the influence of the company or its affiliates."

believe the concern of undue influence is not present in the proposed arrangement.

     In addition, Applicants note that each Foreign Feeder Fund is organized for the purpose of acquiring shares of a specified Fund and therefore, in effect, represents for Foreign Feeder Fund shareholders a convenient substitute for direct investment into the Fund. An investment in a Foreign Feeder Fund is intended to provide exposure to the corresponding Fund and its investment strategy.(16) Therefore, it would be contrary to the expressed purpose of a Foreign Feeder Fund and the expectations of investors for the Manager or Portfolio Advisor of a Foreign Feeder Fund to redeem Fund shares and shift the Foreign Feeder Fund's investment into a different investment vehicle or to otherwise act in a manner disruptive to the operations of the Funds. As a result, as a structural matter, the motivation to unduly influence the operations of a Fund is inherently limited.

     To further limit the potential influence of the Foreign Feeder Funds, the Foreign Feeder Funds will vote their shares in the manner prescribed by Section 12(d)(1)(E)(iii), subject to applicable Canadian law. As noted above, Applicants have been advised that currently, under relevant Canadian law, a Foreign Feeder Fund would be prohibited from voting shares of a Fund directly; however, if the Manager so chooses, it may arrange for all of such shares to be voted by the beneficial holders of the Foreign Feeder Fund. In this regard, Condition 2, which has been designed to reflect both the requirements of Section 12(d)(1)(E)(iii) and the restrictions of relevant Canadian law, provides that each Foreign Feeder Fund either (a) will exercise the voting rights of the shares of the applicable Fund by seeking instructions from its security holders and voting the proxies in accordance with such instructions or, to the extent required by applicable law, otherwise arrange for its security holders to vote such shares or (b) will vote the shares of the applicable Fund in the same proportion as the vote of all other holders of such Fund shares unless prohibited by applicable law, in which case such shares will not be voted. Applicants assert that the modifications to accommodate relevant Canadian law are consistent with the purposes of Section 12(d)(1)(E)(iii). In this regard, Condition 2 ensures that the Foreign Feeder Funds will not be able to unduly influence the management and operations of the Funds through voting.

     (c) Administrative Recourse and Jurisdiction

     Applicants recognize that while the Foreign Feeder Funds will, to a large extent, be structurally within the scope of Section 12(d)(1)(E) of the 1940 Act, it is not expected that they will satisfy Section 12(d)(1)(E)(i), which requires the principal underwriter for the foreign feeder fund to be a registered broker-dealer or controlled by a registered broker-dealer. Although there is little legislative history with respect to Section 12(d)(1)(E)(i), the provision appears designed to ensure that the Commission has ample administrative recourse under the 1934 Act against principal underwriters of fund holding companies. As outlined below, Applicants submit that the proposed structure and conditions

--------
(16) Applicants note that, currently, most of the Funds are index-based ETFs with an investment strategy that generally consists of tracking a particular index.

provide ample administrative recourse to the Commission to satisfy the purpose underlying Section 12(d)(1)(E)(i).

     (i) Advisers Act

     As described above, FTA is a registered U.S. investment adviser that will serve as Adviser to the Funds and Portfolio Advisor to the Foreign Feeder Funds. As a registered U.S. investment adviser, FTA must comply with all the provisions of the Advisers Act in its advisory relationships with both its United States clients (in this case, the Funds) and its non-U.S. clients (in this case, the Foreign Feeder Funds) and is subject to the Commission's direct jurisdiction.(17) FTA therefore must comply with, among other things, all the recordkeeping requirements of the Advisers Act and rules thereunder with respect to transactions involving the Funds and Foreign Feeder Funds.(18) The Commission will be able to examine the records and operations of FTA through its inspection process. The Commission, therefore, has the power to monitor FTA's performance of its obligations to the Funds vis-a-vis its obligations to the Foreign Feeder Funds and to ensure that FTA is not serving the Foreign Feeder Funds in a way that is detrimental or may be harmful to the Funds and to take enforcement actions against FTA and persons associated with FTA as defined in Section 202(a)(17) of the Advisers Act.(19)

     (ii) 1934 Act

     Applicants note that the fact that FT Canada is under common control with the Distributor provides an additional path for the Commission to exert its administrative recourse and jurisdiction under provisions of the 1934 Act.
Section 15(b)(4) of the 1934 Act authorizes the Commission to institute a remedial administrative proceeding against a broker or dealer if the broker or dealer, or a person associated with such broker or dealer, has engaged in any of the prohibited acts set forth in that section. Section 15(b)(4) can be triggered by, among other things, findings of a foreign regulatory authority pertaining to the broker or dealer or the person associated therewith.(20) Section 15(b)(6) of the 1934 Act authorizes the Commission to take action directly against any person associated with a broker or dealer if such associated person has engaged in certain prohibited conduct. For purposes of these provisions, Section 3(a)(18) of the 1934 Act defines a "person associated with a broker or dealer" as, among other things, any person directly or indirectly controlling or controlled by or under common control with such broker or dealer and "person" is defined in Section 3(a)(9) of the 1934 Act to include a company. Under these provisions, because FT Canada is under common control with the Distributor, it is, therefore, a person associated with a registered broker-dealer. Accordingly,

--------
(17) See Industrial Alliance (pub. avail. Mar. 14, 2012); SEC Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation, Chapter 5, The Reach of the Investment Advisers Act of 1940 (May 1992).

(18) See Advisers Act Section 204(a) and Rule 204-2.

(19) See, e.g., Advisers Act Sections 203(e), 203(f), 203(i), 203(k), and 209.

(20) 1934 Act Section 15(b)(4)(G).

under Section 15(b)(6) of the 1934 Act, FT Canada would be within the Commission's reach for various violations of federal securities laws set forth in such section. Similarly, because Charger controls the Distributor, Charger is also a "person associated with a broker or dealer" for purposes of Sections 15(b)(4) and (6) that is subject to the Commission's jurisdiction. Applicants note that the Commission has previously granted exemptive relief from Section 12(d)(1)(A) and (B) permitting a foreign fund to invest in a U.S. fund beyond the limits of Section 12(d)(1) where the Commission's jurisdictional authority was against persons associated with a U.S. broker-dealer (the parent of the U.S. broker-dealer and the foreign underwriter which was under common control with the U.S. broker-dealer) through the operation of Sections 15(a)(4) and 15(a)(6) of the 1934 Act.(21)

     (iii) Additional Conditions for Foreign Feeder Funds; Canadian Accord

     To provide additional assurance to the Commission that it will be able to enforce the conditions hereunder and to make clear its ability to reach, as a jurisdictional matter, the Foreign Feeder Funds directly, Condition 5 requires each Foreign Feeder Fund to specifically consent to the jurisdiction of the Commission and appoint an agent in the United States for service of process. Condition 3 further requires each Foreign Feeder Fund to agree to cooperate fully to make available to the Commission staff for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so. Applicants also note that the Memorandum of Understanding dated June 10, 2010 among the Commission, the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec (the "2010 Canadian accord"), and the Memorandum of Understanding dated January 7, 1988, among the Commission, the Ontario Securities Commission, the Commission des valeurs mobilieres du Quebec, and the British Columbia Securities Commission (the "1988 Canadian accord"), will provide further means for the Commission to obtain information from the Ontario Securities Commission and other Canadian authorities concerning the Foreign Feeder Funds.(22)

--------
(21) In In the Matter of World of Technology, Inc., Investment Company Act Release Nos. 13459 (Aug. 23, 1983) (notice) and 13509 (Sept. 16, 1983)
     (order) (the "World of Technology Relief"), the principal underwriter of the foreign fund was not a U.S. registered broker or dealer or controlled by such broker or dealer. The principal underwriter of the foreign fund, however, was under common control with the principal underwriter of the U.S. fund, a registered broker-dealer. In their application for relief, the applicants noted that the intent of the provision in Section 12(d)(1)(E)(i) appeared to be designed to ensure that the Commission had administrative recourse under the 1934 Act against the principal underwriters of the fund holding companies, discussed the provisions of Sections 15(b)(4) and (6) of the 1934 Act and argued that the Commission's authority was preserved where the principal underwriter was a foreign entity under common control with a registered broker-dealer, notwithstanding the lack of technical compliance with Section 12(d)(1)(E)(i) of the 1940 Act.

(22) Under the Canadian accords, one authority may request assistance from another for various purposes, including to obtain information, documents or evidence. See Article 3 of the 2010 Canadian accord and Article 4 of the 1988 Canadian accord. The 1988 Canadian accord was referenced in the application relating to exemptive relief from Section 12(d)(1) obtained by Thomas J. Herzfeld Advisors (Canada) Inc. in 1989 in connection with providing the Commission with assurance that it would be able to enforce the conditions to such relief. In the Matter of Thomas J. Herzfeld Advisors (Canada) Inc. Investment Company Act Release Nos. 16899 (Mar. 30, 1989) (notice) and 16938 (Apr. 25, 1989) (order) (the "Herzfeld Relief").

     (iv) Purposes Underlying Section 12(d)(1)(E)(i) Are Satisfied

     Applicants submit that in light of the jurisdictional reach provided to the Commission under the Advisers Act, the 1934 Act and the Canadian accords described above, coupled with the proposed conditions, Applicants believe that the purposes underlying the Section 12(d)(1)(E)(i) requirement (i.e., that the principal underwriter be a broker or dealer registered under the 1934 Act or a person controlled by such a broker or dealer) are fully met. Applicants recognize that the Distributor also could satisfy the literal requirements of
Section 12(d)(1)(E)(i) of the 1940 Act by serving as the principal underwriter of the Foreign Feeder Funds itself or by organizing a subsidiary to serve in that capacity, or, alternatively, FT Canada or a newly created entity could register as a broker-dealer under the 1934 Act. Applicants do not believe that any of these approaches, however, would add meaningful substance. Control of the principal underwriter of the Foreign Feeder Funds under each of these alternative approaches would continue to be vested in the same entities that control the Distributor, FTA, FT Global and FT Canada. Moreover, and, in Applicants' view, more importantly, the Commission already has direct and comprehensive jurisdiction and authority over FTA which, as Portfolio Advisor, will manage the portfolio of the Foreign Feeder Funds. Accordingly, there is no regulatory purpose that would be served by requiring Applicants to pursue alternative approaches, which would each involve considerable expense and administrative burdens.

     B. Sections 17(a) and 17(b) of the 1940 Act

     Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. An "affiliated person" of another person is defined in Section 2(a)(3) of the 1940 Act as:

                (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person;
                (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

     The sale of shares by the Funds to the Foreign Feeder Funds and the purchase of those shares from the Foreign Feeder Funds by the Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under

Section 17(a).(23) For example, because FTA serves as Portfolio Advisor to the Foreign Feeder Funds and as Adviser to the Funds, and FT Canada serves as Manager to the Foreign Feeder Funds, the Foreign Feeder Funds and the Funds could be deemed to be under common control of the Adviser and, therefore, affiliated persons of one another. A Foreign Feeder Fund and a Fund may also be deemed to be affiliated persons of one another if the Foreign Feeder Fund owns 5% or more of the outstanding voting securities of the Fund.

     Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:
(a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the 1940 Act.

     Under Section 6(c) of the 1940 Act, the Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     Applicants submit that the proposed transactions satisfy the standards for relief under Sections 17(b) and 6(c) of the 1940 Act. Applicants state that the terms of the proposed transactions are fair and reasonable and do not involve overreaching. The terms upon which a Fund will sell its shares to or purchase its shares from a Foreign Feeder Fund will be based on the net asset value of the Fund. Finally, the proposed transactions will be consistent with the policies of each Fund and with the general purposes of the 1940 Act.

     For the foregoing reasons, Applicants believe the requested exemption is consistent with the public interest and the protection of investors.

     C. CONCLUSION

     In light of the foregoing, Applicants submit that the concerns underlying
Section 12(d)(1) are not present with the proposed arrangement. As FTA serves as Adviser to the Funds and Portfolio Advisor to the Foreign Feeder Funds and has fiduciary duties to both clients, concerns of undue influence or improper overreaching by the Foreign Feeder Fund are non-existent. Further, concerns of unnecessary complexity and duplicative fees are relevant to an acquiring fund

--------
(23) Applicants acknowledge that receipt of any compensation by an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to a Foreign Feeder Fund may be prohibited by
     Section 17(e)(1) of the 1940 Act. In addition, Applicants note that a Foreign Feeder Fund will purchase and sell shares of a Fund that is an ETF through secondary market transactions rather than through principal transactions with the ETF. Therefore, Applicants are not requesting Section 17(a) relief with respect to principal transactions between Foreign Feeder Funds and Funds that are ETFs.

and its shareholders. The Commission has no significant regulatory interest in protecting the foreign acquiring funds and their shareholders from such concerns. Rather, the shareholders of the Foreign Feeder Funds will be protected by their local Canadian law. Such foreign shareholders would not expect to be covered by the Advisers Act but would look to be protected by their own country's securities laws. The shares of the Foreign Feeder Funds will not be offered and sold in the United States or to U.S. Persons, as described herein. Further, the Commission has ample administrative recourse against FTA and persons associated with FTA. Finally, Applicants note that granting the requested relief will benefit the Funds and their shareholders. The Foreign Feeder Funds serve as feeder funds to gather assets for the Funds. United States investors in the Funds may benefit to the extent that fixed costs of the Funds are spread over a larger asset base to help reduce expense ratios of those Funds that do not pay unitary management fees.(24) Further, purchases in the secondary market by the Foreign Feeder Funds of shares of the Funds that are ETFs may also provide greater depth and liquidity for the respective Fund's shares and help narrow any discount.


     IV. PRECEDENT IN SUPPORT OF THE APPLICATION

     The Commission has granted exemptions from Sections 12(d)(1)(A) and (B) to other applicants to establish funds of funds arrangements where a foreign acquiring fund was acquiring shares of a U.S. registered investment company. In connection with the World of Technology Relief referenced above, the applicants represented that they could comply with all the requirements of Section 12(d)(1)(E) of the 1940 Act except for Section 12(d)(1)(E)(i). As noted above, while the foreign fund involved in the World of Technology Relief had a principal underwriter, it was neither a U.S. registered broker or dealer nor controlled by such a broker or dealer, but rather, was under common control with the principal underwriter of the U.S. fund, a registered broker-dealer. Because of the presence of the U.S. registered broker-dealer, the applicants were able to address the administrative recourse and jurisdictional concerns underlying
Section 12(d)(1)(E)(i) through the operation of Sections 15(b)(4) and (6) of the 1934 Act, which assured the Commission's authority. Additionally, the applicants argued that, because the foreign fund's underwriter, the U.S. fund's underwriter (a registered entity) and the U.S. fund's investment advisers (also registered entities) were all under common control, the foreign fund's underwriter would not act, or cause the foreign fund to act, in a manner disruptive to the U.S. fund's operations. In light of the circumstances, the applicants contended that requiring strict adherence to Section 12(d)(1)(E)(i) would serve no regulatory purpose. In the present case, the Commission can also have administrative recourse through the associated persons of the Distributor, a registered broker-dealer. However, in this case, the Commission also has direct jurisdiction over FTA, a U.S. registered investment adviser. Accordingly, like the applicants in the World of Technology Relief, Applicants believe that in lieu of complying with the literal requirements of Section 12(d)(1)(E)(i), they have adequately addressed the Commission's jurisdictional concerns underlying such Section.

--------
(24) With respect to Funds that pay a unitary management fee to FTA, FTA has agreed to be responsible for certain expenses of such Funds.

     In the application for the Herzfeld Relief, applicants were seeking relief from Section 12(d)(1)(A) to permit a Canadian investment company to invest more than 10% of the value of its total assets in securities issued by U.S. registered closed-end investment companies. In the application, to strengthen the ability of the Commission to enforce the proposed conditions in the application, the foreign fund, among other things, consented to Commission jurisdiction, appointed an agent in the United States for service of process and agreed to cooperate fully to make books and records available to the Staff for inspection or copying. The applicants also asserted that the 1988 Canadian accord would help facilitate the ability of the Commission to obtain information concerning the Fund's compliance with the proposed conditions, the 1940 Act and other federal securities laws. As described above, Applicants are proposing similar conditions (Conditions 3 and 5) to enhance the Commission's ability to enforce the terms and conditions of this Application. Applicants also note the applicability of the Canadian accords in assisting the Commission in obtaining information to help monitor compliance with the conditions herein, the 1940 Act and other federal securities laws.

     V. CONDITIONS

     Applicants agree that any order granting the requested relief will be subject to the following conditions:

             1. Shares of a Fund will be the only investment security in which each Foreign Feeder Fund will invest.

             2. Each Foreign Feeder Fund either (a) will exercise the voting rights of the shares of the applicable Fund by seeking instructions from its security holders and voting the proxies in accordance with such instructions or, to the extent required by applicable law, otherwise arrange for its security holders to vote such shares or (b) will vote the shares of the applicable Fund in the same proportion as the vote of all other holders of such Fund shares unless prohibited by applicable law, in which case such shares will not be voted.

             3. Each Foreign Feeder Fund will agree to cooperate fully to make available to the Staff for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so. To the extent that any books and records are not kept in English, the Foreign Feeder Fund will cause such books and records to be translated into English upon reasonable advance request by the Commission or the Commission's staff.

             4. The Foreign Feeder Funds will not offer or sell securities in the United States or to any U.S. Person and their transactions with their respective shareholders will be consistent with the definition of "offshore transactions" in Regulation S.

             5. Each Foreign Feeder Fund will consent to the jurisdiction of the Commission and will appoint an agent in the United States for service of process.

     VI. REQUEST FOR ORDER

     Applicants respectfully request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

     VII. PROCEDURAL MATTERS

     All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

     Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

     VIII. NAMES AND ADDRESSES

     The following are the names and addresses of the Applicants:

                 First Trust Exchange-Traded Fund
                 First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded Fund III
                 First Trust Exchange-Traded Fund IV
                 First Trust Exchange-Traded Fund V
                 First Trust Exchange-Traded Fund VI
                 First Trust Exchange-Traded Fund VII
                 First Trust Exchange-Traded AlphaDEX(R) Fund
                 First Trust Exchange-Traded AlphaDEX(R) Fund II
                 First Trust Advisors L.P.
                 First Trust Portfolios L.P.
                 120 East Liberty Drive, Suite 400
                 Wheaton, IL  60187

                                      FIRST TRUST EXCHANGE-TRADED FUND

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST EXCHANGE-TRADED FUND II

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST EXCHANGE-TRADED FUND III

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President

                                      FIRST TRUST EXCHANGE-TRADED FUND IV


                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST EXCHANGE-TRADED FUND V

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST EXCHANGE-TRADED FUND VI

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                          Name:  Mark R. Bradley
                                          Title:  President


                                      FIRST TRUST EXCHANGE-TRADED FUND VII

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                          Name:  Mark R. Bradley
                                          Title:  President

                                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                         FUND

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                         FUND II

                                      By:          /s/ Mark R. Bradley
                                           -----------------------------------
                                           Name:  Mark R. Bradley
                                           Title:  President


                                      FIRST TRUST ADVISORS L.P.

                                      By:           /s/ James A. Bowen
                                           -----------------------------------
                                           Name:  James A. Bowen
                                           Title:  Chief Executive Officer


                                      FIRST TRUST PORTFOLIOS L.P.

                                      By:           /s/ James A. Bowen
                                           -----------------------------------
                                           Name:  James A. Bowen
                                           Title:  Chief Executive Officer

Dated: June 14, 2013

IX. AUTHORIZATION AND SIGNATURES

     In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                      FIRST TRUST ADVISORS L.P.


                                      By:          /s/ James A. Bowen
                                          -------------------------------------
                                          Name:  James A. Bowen
                                          Title:  Chief Executive Officer

Dated as of: June 14, 2013

     In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                      FIRST TRUST PORTFOLIOS L.P.


                                      By:          /s/ James A. Bowen
                                          -------------------------------------
                                          Name:  James A. Bowen
                                          Title:  Chief Executive Officer

Dated as of: June 14, 2013

     In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (collectively, the "Trusts"). Mark R. Bradley is authorized to sign and file this document on behalf of the Trusts pursuant to (a) the general authority vested in him as President and (b) resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A.

                                      FIRST TRUST EXCHANGE-TRADED FUND

                                      FIRST TRUST EXCHANGE-TRADED FUND II

                                      FIRST TRUST EXCHANGE-TRADED FUND III

                                      FIRST TRUST EXCHANGE-TRADED FUND IV

                                      FIRST TRUST EXCHANGE-TRADED FUND V

                                      FIRST TRUST EXCHANGE-TRADED FUND VI

                                      FIRST TRUST EXCHANGE-TRADED FUND VII

                                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                         FUND

                                      FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                         FUND II


                                      By:          /s/ Mark R. Bradley
                                          -------------------------------------
                                          Name:  Mark R. Bradley
                                          Title:  President

Dated as of: June 14, 2013

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                      By:          /s/ James A. Bowen
                                          -------------------------------------
                                          Name:  James A. Bowen
                                          Title:  Chief Executive Officer

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                      By:          /s/ James A. Bowen
                                          -------------------------------------
                                          Name:  James A. Bowen
                                          Title:  Chief Executive Officer

              VERIFICATION OF APPLICATION AND STATEMENT OF FACT

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED FUND VII, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                      By:          /s/ Mark R. Bradley
                                          -------------------------------------
                                          Name:  Mark R. Bradley
                                          Title:  President

                                   APPENDIX A

    THE BOARDS OF TRUSTEES OF EACH OF THE FIRST TRUST EXCHANGE-TRADED FUNDS
          LISTED ON SCHEDULE 1 HERETO (COLLECTIVELY, THE "FUNDS") EACH
                       ADOPTED THE FOLLOWING RESOLUTIONS

                 WHEREAS, Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the "1940 Act"), in general terms, prohibits an investment company from acquiring securities of any registered investment company in excess of certain percentage limits; and

                 WHEREAS, Section 12(d)(1)(B) of the 1940 Act, in general terms, prohibits a registered open-end investment company, its principal underwriter, or any broker-dealer from selling shares of such investment company to any other investment company in excess of certain percentage limits (Sections 12(d)(1)(A) and (B) are referred to collectively as the "Statutory Limitations"); and

                  WHEREAS,  certain  foreign  investment  companies  ("acquiring funds") may seek to invest in series of the Funds ("acquired funds") in excess of the Statutory Limitations; and

                 WHEREAS, certain acquired funds, their principal underwriters and broker-dealers may seek to effect sales of the shares of such acquired funds to acquiring funds in excess of the Statutory Limitations; and

                 WHEREAS, the Funds wish to seek an order of exemption (an "Order of Exemption") from the Securities and Exchange Commission (the "Commission") that contains relief that will permit, among other things, (i) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations and (ii) the acquired funds, their principal underwriters and any broker-dealer to sell shares of such acquired funds to the acquiring funds in excess of the Statutory Limitations.

                 NOW THEREFORE BE IT

                 RESOLVED, that Mark R. Bradley, President of each Fund, and any other appropriate officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Fund and in its name, an Application or Applications in such form as such officer, or any one of them, deems necessary or appropriate seeking exemptions from various provisions of the 1940 Act to the extent necessary to permit, among other things

           (as described in such Application or Applications), (a) the acquiring funds to invest in acquired funds in excess of the Statutory Limitations and (b) the acquired funds, their principal underwriters, and any broker-dealer to sell shares of such acquired funds to the acquiring funds in excess of the Statutory Limitations; and

                 FURTHER RESOLVED, that Mark R. Bradley and any other appropriate officer of the respective Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Fund such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                 FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Fund is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                   SCHEDULE 1

                        First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                      First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                       First Trust Exchange-Traded Fund V
                      First Trust Exchange-Traded Fund VI
                      First Trust Exchange-Traded Fund VII
                  First Trust Exchange-Traded AlphaDEX(R) Fund
                First Trust Exchange-Traded AlphaDEX(R) Fund II